August 4, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Pamela A. Long

Assistant Director

Re:	SEC Comment Letter dated July 24, 2009

Legg Mason, Inc.

Registration Statement on Form S-4

Filed on July 15, 2009

File No. 333-160593

Schedule TO-I

Filed on July 15, 2009

File No. 5-34735

Ladies and Gentlemen:

On behalf of our client, Legg Mason, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated July 24, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the comments in bold-face, followed by the Company’s responses. Page number references herein refer to the prospectus (the “Prospectus”) contained in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing today, via the EDGAR system, together with this response letter, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Prospectus.

Form S-4

Early Commencement

1.

Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Legg Mason will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response: The Company confirms that it will file a final prospectus, after effectiveness, in accordance with the Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3.

Prospectus Cover Page

2.	The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the “prospectus is not complete” and “Subject to Completion” from the cover page of your prospectus. Please see question 1.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response: The Company has removed the language that the “prospectus is not complete” and “Subject to Completion” from the cover page of the Prospectus.

Forward-Looking Statements, page ii

3.	We note your disclosure that you “undertake no obligations to update any forward-looking statement . . . .” This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Therefore, please revise this disclosure accordingly.

Response: The Company has revised its disclosure on page ii of the Prospectus by revising the language inconsistent with the Company’s obligations under Rule 13e-4(d)(2) and (3).

Documents Incorporated by Reference, page iv

4.	While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, the Schedule TO-I does not permit forward incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: The Company confirms that the Schedule TO-I will be amended to specifically include any material change to the information that is deemed to be forward-incorporated by reference into the Form S-4.

Summary, page 1

Material U.S. Federal Income Tax Considerations, page 5

5.	Please provide a clear statement on whether the exchange offer will be a taxable transaction to investors and briefly disclose the material tax consequences. Also disclose that you have received a tax opinion and identify counsel. Make similar disclosures on page 11.

Response: The Company has revised the Prospectus to state that the exchange offer will be a taxable transaction to investors, subject to the application of the tax-free “recapitalization” rules to the senior notes. The Company has also briefly disclosed the material tax consequences, that it has received a tax opinion and identified its counsel as Shearman & Sterling LLP. Please see pages 5 and 11 of the Prospectus.

Selected Consolidated Financial and Operating Data, page 29

6.	We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response: The Company has revised the summarized financial information on page 29 of the Prospectus to include book value per share as of the date of the most recent balance sheet, as required by Item 1010(c)(5) of Regulation M-A.

7.	In addition, we note that you have provided the ratio of earnings to fixed charges in Exhibit 12.1 to the Form S-4. Please confirm that you have disseminated Exhibit 12.1 to security holders or revise your prospectus to include that information.

Response: The Company has amended the Prospectus to include the ratio of earnings to fixed charges and has filed the computation of the ratio of earnings to fixed charges as Exhibit 12.1 to Amendment No. 1.

Extension, Termination or Amendment, page 33

8.

We note your disclosure here and elsewhere in your document where you provide that “Legg Mason has the right to terminate or withdraw, in its sole discretion, the offer at any time and for any reason if the conditions to the offer are not met on or after the expiration date.” (Emphasis added) We also note your disclosure in the “Conditions of the Offer” section on page 38 where you provide that offer conditions may be waived “at any or at various times.” All conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise your document throughout accordingly.

Response: The Company has revised the disclosure in the sections “Questions and Answers about the Exchange Offer”, “Extension, Termination or Amendment” and “Conditions of the Offer” of the Prospectus to comply with the Staff’s comment. Please see pages 10, 33 and 40 of the Prospectus.

9.	We note your disclosure in this section providing that “[a]ny extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except to the extent required by law.” Please clarify under what circumstances withdrawal rights would not be reinstated, or advise us.

Response: The Company has removed the sentence that “[a]ny extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except to the extent required by law.” Please see page 33 of the Prospectus.

Conditions of the Offer, page 38

10.	We refer you to the condition set forth in the last bullet point of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The language that you “shall have concluded based on discussions” with the NYSE regarding the delisting issue implies a subjective standard. Similarly, your reference in the third bullet point where you reference “be likely to occur” is too vague for a security holder to judge the scope of the condition. Please revise your disclosure to provide a standard upon which your discretion may be objectively determined.

Response: The Company acknowledges that it may condition a tender offer on any number of conditions as long as they are described in reasonable specificity, capable of objective verification and outside of the control of the Company. The Company has deleted the language “shall have concluded based on discussions” in the last bullet point and revised it to read “the New York Stock Exchange shall have informed us…” The Company has revised the third bullet point by adding the word “reasonably” before “likely to occur.” The Company respectfully submits that a reasonable expectation standard meets the objectivity criteria. Please see page 39 of the Prospectus.

11.	We note your disclosure here and similar disclosure elsewhere in your document that “while we are making the offer for up to 21,850,000 Corporate Units, we may not accept 21,850,000 Corporate Units if doing so may result in the de-listing of the Corporate Units.” It appears that you will not determine the final amount of Corporate Units you will accept for payment until the offer expiration date or after the offer expiration date. Rules 13e-4(f)(l)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the percentage of the class of securities being sought so at least ten business days remain in the offer after the change. Please provide us with your legal analysis explaining how your offer will comply with Rules 13e-4(f)(l)(ii) and 14e-I (b). In the alternative, please revise your document to explain that you will extend the offer for at least 10 business days after a change in the percentage of the class of securities being sought to holders of Corporate Units.

Response: At this point in time, the Company reasonably expects that accepting up to 21,850,000 Corporate Units would not result in the de-listing of the Corporate Units from the New York Stock Exchange (“NYSE”) based upon the requirements for continued listing set forth by the NYSE in the first sentence of the last paragraph on page 39. The Company believes that it will be able to make a good faith reasonable estimate of the number of Corporate Units that will be tendered pursuant to the exchange offer and how many Corporate Units and holders thereof will remain outstanding prior to the expiration of the exchange offer. Based on this information and follow up discussions with the NYSE, the Company will decide prior to the expiration date whether acceptance of all tendered Corporate Units (up to 21,850,000 units) will allow the Corporate Units to remain listed on the NYSE or whether the Company will be required to prorate the offer as disclosed in the last paragraph on page 39. If the Company is required to prorate the offer, it will extend the exchange offer for a period of ten business days as described in the last sentence of the last paragraph on page 39 of the Prospectus.

12.	Please see our comment above. In addition, the language referenced above suggests that your offer condition set forth in the last bullet point of this section may not be satisfied or waived prior to the expiration date of the offer. Please advise us or revise your disclosure accordingly.

Response: The Company acknowledges the Commission’s guidance and respectfully submits that the condition set forth in the last bullet point of this section would be satisfied or waived prior to the expiration date of the offer. Please see the response to Comment 11 above.

13.	We note the representation that Legg Mason may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by Legg Mason.

Response: The Company has revised the disclosure to delete the phrase “regardless of the circumstances that may give rise to them.” Please see page 40 of the Prospectus.

14.	Please refer to the discussion on page 40 relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Company understands that if it decides to proceed with the exchange offer when a condition is triggered, it will be waiving the condition, and that, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to security holders. The Company confirms that it may not effectively waive a triggered offer condition by failing to assert such condition.

15.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Company understands that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform the security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Certain Matters Relating to Non-U.S. Jurisdictions, page 40

16.	We note your disclosure that “this document is not an offer to sell or exchange and is not a solicitation of an offer to buy or sell any Corporate Units or common stock in any jurisdiction in which the offer is not permitted.” This language suggests that you will not accept tenders from holders of Corporate Units residing in non-US jurisdictions where it would conflict with such jurisdiction’s laws. Please explain in your response letter your authority for prohibiting tenders from security holders in jurisdictions outside the United States given the all-holders mandate in Rule 13e-4(f)(8)(i), or revise the disclosure here consistent with that rule.

Response: The Company has removed the language that suggests that it will not accept tenders from holders of Corporate Units residing in non-U.S. jurisdictions where it would conflict with such jurisdiction’s laws. Please see page 40 of the Prospectus.

Material U.S. Federal Income Tax Considerations, page 51

17.	We note your statement in the first paragraph that you have not sought any opinion of counsel with respect your tax disclosure. However, you have filed as Exhibit 8.1 the short form tax opinion of Shearman & Sterling LLP. Therefore, please revise your disclosure to state clearly that the discussion in this section is the opinion of Shearman & Sterling.

Response: The Company has revised its disclosure to state that the discussion in this section is the opinion of Shearman & Sterling LLP. Please see page 51 of the Prospectus.

U.S. Federal Income Tax Consequences to Participating U.S. Holders, page 52

18.	Please clarify your disclosure so that investors can better understand the tax consequences in order to make an informed investment decision. Include the following in your disclosure:
•	Identify the applicable Internal Revenue Code provision, regulation or revenue ruling and, if applicable, any recent tax code changes or other factors which may affect the cited authority.
•

You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, you must describe why counsel cannot provide a firm conclusion, the degree of uncertainty and provide risk factor disclosure setting forth the risk to investors. Please revise the third paragraph under “Treatment of the Corporate Units” on page 52; the first, fourth and fifth paragraphs under “Exchange of Corporate Units for Common Stock and Cash” on page 52; and the paragraph under “Accrued Contract Adjustment Payments” on page 54, accordingly. Also add tax risk factors as appropriate.

•

All material tax consequences to investors should be covered by counsel’s opinion. Where you refer to your assumptions or alternative characterizations of the exchange, also describe the possible tax consequences and risks to investors under the alternatives. Please revise the fourth paragraph under “Treatment of the Corporate Units” on page 52; the second and fourth paragraphs under “Exchange of Corporate Units for Common Stock and Cash” on page 52; and the paragraph under “Accrued Contract Adjustment Payments” on page 54, accordingly.

Response: The Company has identified Internal Revenue Code provisions, regulations or revenue rulings and any recent tax code changes or other factors which may affect the cited authority, as applicable. The Company has revised the third paragraph under “Treatment of the Corporate Units,” the first and fifth paragraphs under “Exchange of Corporate Units for Common Stock and Cash,” and the paragraph under “Accrued Contract Adjustment Payments” to describe why counsel cannot provide a firm conclusion, the degree of uncertainty, and the Company has provided risk factor disclosure setting forth the risk to investors. The fourth paragraph under “Exchange of Corporate Units for Common Stock and Cash” has been deleted and the discussion has been incorporated into the paragraph immediately above. The second paragraph under “Exchange of Corporate Units for Common Stock and Cash” and the paragraph “Accrued Contract Adjustment Payments” have been revised to include descriptions of the possible tax consequences and risks to investors when referring to the Company’s assumptions or alternative characterizations of the exchange. The fourth paragraph under “Treatment of the Corporate Units” has been deleted because it is unnecessary. Please see pages 15, 52, 53 and 54 of the Prospectus.

Legal Opinions

19.	We were unable to find on EDGAR the unqualified takedown legal opinion for the May 2008 Equity Unit offering. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website. Please advise.

Response: The Company has filed an unqualified takedown legal opinion as Exhibit 5.1 to a Form 8-K/A to amend the Form 8-K filed on May 12, 2009.

Exhibit 5.1 – Legal Opinion of Deputy General Counsel of Legg Mason, Inc.

20.	Counsel should confirm to us or revise the penultimate paragraph of the legal opinion to clarify that the law covered by the opinion includes not only the Maryland General Corporation Law, but also the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Response: Counsel has revised the penultimate paragraph of the legal opinion to clarify that the law covered by the opinion includes the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

21.	Counsel can limit reliance with regard to purpose, but not person. Please revise the last two sentences of the penultimate paragraph accordingly.

Response: Counsel has revised the last two sentences of the penultimate paragraph to comply with the Staff’s request.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (212) 848-7658.

Very truly yours,

Michael Benjamin